UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549
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Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For February 22, 2006

COMMISSION FILE NUMBER 5-59311

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DIALOG SEMICONDUCTOR PLC
(Translation of registrant’s name into English)

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Neue Strasse 95
D-73230 Kirchheim/Teck-Nabern, Germany
(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [  ]No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [  ]No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes [  ]No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__

TABLE OF CONTENTS

Press Release of Dialog Semiconductor Plc dated February 22, 2006

“Dialog Semiconductor reports fourth quarter and full year 2005 results”

■12% annual revenue growth compared to 2004 (Q4 revenues up 26%)

■Third consecutive quarter of profitability

■Material improvements in diversification of customer base

■Strategic focus on power management-related products

■Spin out of Imaging Division improves profit and cash-flow prospects

Kirchheim/Teck, Germany, 22 February 2006 – Dialog Semiconductor Plc (FWB: DLG, Nasdaq: DLGS), a leading provider of power management semiconductor solutions, today reported results for the period ended 31 December 2005. Revenues for the full year increased by 12% to EUR 129.4 million, from EUR 115.8 million in 2004. Operating profit more than tripled, increasing to EUR 7.4 million (2004: EUR 2.3 million). The net loss for the full year was reduced from EUR 6.2 million in 2004 to EUR 3.4 million. The 2005 result includes a EUR 12.5 million loss from discontinued operations related to the Imaging division. The company remains debt free and has significant liquid assets.

Dr. Jalal Bagherli, CEO said: “2005 has been a year of change and progress at Dialog. The results of these changes are evident in our strong financial performance and I am delighted to report a significant increase in our operating profitability and a 12% annual growth in revenues. We have also further consolidated our market position and continued to build on our core competency of providing highly integrated power management solutions for mobile applications and automotive markets.”

“We have continued to focus on building our list of new clients and developing world class products. We have achieved success in diversifying our customer base. Our three largest customers now account for no more than a third of total revenue each and total 64% in aggregate. We are now generating revenues from three of the world’s top six wireless handset suppliers as well as a leading automotive supplier.”

“We have made significant progress during the year in broadening and improving our product portfolio. Throughout 2005, we introduced a number of advanced standard power and audio management ICs, universal LED controllers as well as new display driver products for use in cellular phones, PDAs and other portable electronic devices. We also announced that our leading display drive technology was selected by QUALCOMM MEMS Technologies, Inc to develop advanced displays for mobile products. Furthermore, we saw increasing demand for our new intelligent motion control ICs in the automotive market following the successful transfer to production of highly integrated system-on-chip solutions. These solutions are based on Dialog’s competence in high voltage CMOS technology and enable the integration of high performance analogue circuits, embedded flash memory, microcontroller, high density digital logic and high voltage (40V) circuits on a single chip.”

“Last week we also reported the successful spin out of our Imaging Division. This transaction represented the consummation of over six months of work and the plan we set out last year to find external investment partners for the business.”

“As a result of all of these changes, we entered 2006 with a business entirely focused on developing best in breed power management solutions for the rapidly growing consumer cellular and automotive markets. The growth in next generation handsets and in-car electronics is driving demand for power management solutions. In particular the accelerating transition of the cellular phone industry to 3G and HSDPA technologies is enabling new multimedia capabilities such as DVB-H TV, MP3, video and games downloads. These developments underpin further market expansion for sophisticated power management ICs and a wider variety of advanced mobile display driver products. With our leading products and broad partner base of blue chip companies, we are well positioned to benefit from this opportunity.”

“Since my appointment last year, I have carried out a thorough review of the Company’s operational and product focus. During the coming year we will not only be creating new products, but also extending our sales, marketing and technical support functions in North America and Asia. We look forward to the year ahead with confidence.”

The Company’s annual financial statements for the year ending December 31, 2005 has been prepared in accordance with International Financial Reporting Standards (IFRS) and is available at www.dialog-semiconductor.com.

Consolidated Statements of Operations

(in thousands of Euro, except per share data)	Three months ended December 31, 2005 (unaudited)	Three months ended December 31, 2004 (unaudited)	Year ended December 31, 2005	Year ended December 31, 2004
Revenues	39.190	30.999	129.406	115.786
Cost of sales	(26.694)	(23.202)	(88.496)	(79.293)
Gross profit	12.496	7.797	40.910	36.493

Selling and marketing expenses	(1.849)	(2.026)	(7.205)	(6.272)
General and administrative expenses	(1.671)	(1.475)	(5.699)	(5.557)
Research and development expenses	(5.161)	(5.845)	(20.624)	(22.369)
Operating profit (loss)	3.815	(1.549)	7.382	2.295

Interest income	222	159	852	1.086
Interest expense	(47)	(2)	(129)	(5)
Foreign currency exchange gains and losses, net	142	(421)	1.018	(726)
Other income		-	28	54
Result before income taxes	4.132	(1.813)	9.151	2.704

Income tax expense	51	(710)	(14)	(64)
Net Income from continuing operations	4.183	(2.523)	9.137	2.640

Loss from discontinued operations	(6.162)	(2.410)	(12.517)	(8.862)

Net loss	(1.979)	(4.933)	(3.380)	(6.222)

Net loss per share:
Basic and diluted	(0,04)	(0,11)	(0,08)	(0,14)

Net income per share from continuing operations
Basic	0,09	(0,06)	0,21	0,06
Diluted	0,09	(0,06)	0,20	0,06

Weighted average number of shares (in thousands):
Basic	44.256	44.067	44.173	44.025
Diluted	45.416	45.000	45.183	45.074

Selected Notes- Discontinued Operations

On February 14, 2006 the Company concluded a disposition of its Imaging Division, Dialog Imaging Systems (“DIS”). The business of this division includes the development, design, manufacture, assembly, marketing and delivering of image sensor semiconductors and camera modules. Dialog transferred the assets of its Imaging Division to a newly created entity which will issue additional equity interests in exchange for consideration from investors. A total of €22.25 million will be invested in DIS by private equity investors, the management team and Dialog of which Dialog will invest €2 million due in two tranches of €1.2 million and €0.8 million.

As of December 31, 2005 Dialog recorded a write-down of the carrying value of assets to be contributed to DIS in 2006 of €3.9 million. The write-down was required because the consideration received in exchange for the assets contributed is a preferential right to receive proceeds following a future sale of DIS. However, such a contingent gain will only be recorded when realized. The company expects further losses from discontinued operations in 2006 of €1.8 million comprised of operating losses incurred before control is legally transferred on February 14, 2006 inclusive of transaction and legal costs.

Losses from the Imaging Division in 2005 and 2004 are comprised of:

(in thousands of €, except per share data)	2005	2004
Revenues	1.449	258
Cost of sales	(1.661)	(652)
Gross margin	(212)	(394)

Selling and marketing expenses	(593)	(9)
General and administrative expenses	(315)	(11)
Research and development expenses	(7.480)	(8.448)
Write-down of assets to net realizable value
Intangible assets	(2.019)	-
Property, plant and equipment, net	(1.898)	-
Operating loss	(12.517)	(8.862)
Income tax expense	-	-

Net loss from discontinued operations	(12.517)	(8.862)

Loss per share
Basic and diluted	(0,28)	(0,20)

Investor Information

Corporate Calendar

February 22, 2006:	Annual Press and Analysts Conference on Financial Year 2005
April 26, 2006:	Release of first quarter results
May 17, 2006:	Annual shareholders’ meeting
July 19, 2006:	Release of second quarter results
October 25, 2006:	Release of third quarter results

Contact

Birgit Hummel, Dialog Semiconductor,
Neue Straße 95, D-73230 Kirchheim/Teck – Nabern, Germany
Telephone	+49-7021-805-412
Fax	+49-7021-805-200
E-mail	enquiry@diasemi.com
Internet	www.dialog-semiconductor.com/

James Melville-Ross or Cass Helstrip
Financial Dynamics
Telephone	+44 207 831 3113

Information about Dialog Semiconductor

Dialog Semiconductor develops and supplies power management, audio and display driver technology, targetting the wireless, automotive and industrial markets. The company’s expertise in mixed signal design, with products manufactured entirely in CMOS technology, enhances the performance and features of wireless, hand-held and portable electronic products. Its technology is also used in intelligent control circuits in automotive and industrial applications. Dialog Semiconductor Plc is headquartered near Stuttgart, Germany with operating facilities in the UK, the USA, Austria and Japan. The company is listed on the Frankfurt (FWB: DLG) and NASDAQ (DLGS) stock exchanges.

Forward Looking Statements

This press release contains “forward-looking statements” that reflect management’s current views with respect to future events. The words “anticipate,” “believe,” “estimate, “expect,” “intend,” “may,” “plan,” “project” and “should” and similar expressions identify forward-looking statements. Such statements are subject to risks and uncertainties, including, but not limited to: an economic downturn in the semiconductor and telecommunications markets; changes in currency exchange rates and interest rates, the timing of customer orders and manufacturing lead times, insufficient, excess or obsolete inventory, the impact of competing products and their pricing, political risks in the countries in which we operate or sale and supply constraints. If any of these or other risks and uncertainties occur (some of which are described under the heading “Risk Factors” in Dialog Semiconductor’s most recent Annual Report and under the heading “Risk Factors” in Dialog Semiconductor’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission), or if the assumptions underlying any of these statements prove incorrect, then actual results may be materially different from those expressed or implied by such statements. We do not intend or assume any obligation to update any forward-looking statement, which speaks only as of the date on which it is made.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIALOG SEMICONDUCTOR PLC

Date February 22, 2006	By /s/ Jalal Bagherli

Dr. Jalal Bagherli
Executive Director and CEO